UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934

Commission file number:          1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
 112 West 34th Street
 New York, NY 10120

Table of Contents

Pages
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	5

Notes to Financial Statements	6-10

Supplemental Schedule *:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	11

*      Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 22, 2009

FOOT LOCKER 401(K) PLAN

Statements of Net Assets Available for Benefits
 December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$61,722,006	$85,548,283
Participant loans	2,555,669	2,381,440
	64,277,675	87,929,723
Receivables:
Participant contributions	288,315	115,061
Employer contribution	2,288,311	1,935,936
Total assets	66,854,301	89,980,720

Liabilities:
Accrued expenses	75,786	─
Excess contributions payable to participants	213,149	589,126

Net assets available for benefits	$66,565,366	$89,391,594
See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits
 December 31, 2008 and 2007

	2008	2007
Additions (deductions) to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation of investments	$(30,133,281)	$411,398
Dividends	406,342	330,712
Interest	162,358	141,213
Total investment (loss) income	(29,564,581)	883,323

Contributions:
Participant	13,374,814	11,516,139
Employer	2,288,311	1,935,936
Total contributions	15,663,125	13,452,075
Total (deductions) additions	(13,901,456)	14,335,398

Deductions from net assets attributed to:
Benefits paid to participants	8,463,044	9,723,016
Administrative fees	461,728	416,760
Total deductions	8,924,772	10,139,776

Net (decrease) increase	(22,826,228)	4,195,622

Net assets available for benefits:
Beginning of year	89,391,594	85,195,972
End of year	$66,565,366	$89,391,594
See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2008 and 2007

(1)	Description of Plan

The following description of the Foot Locker 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Board of Directors of Foot Locker, Inc. (the “Company”) appointed MG Trust Company as the trustee of the Plan. Ascensus, Inc. formally known as BISYS Retirement Services is the record keeper and Russell Investment Group provides investment management services to the Plan effective February 1, 2007.

(a)	General

The Plan is a defined contribution plan covering generally all U.S. employees of the Company and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan is $15,500 for 2008 and 2007. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Effective January 1, 2007, participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2008 and 2007 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2008 and 2007. Participants who have attained the age of 50 may make catch-up contributions of up to $5,000 in 2008 and 2007, as defined by the Plan. These contributions are not eligible for matching contributions by the Company. In March 2009 and 2008, the Plan reimbursed $213,149 and $589,126, respectively, to certain participants for excess amounts contributed (net of corresponding gains and losses) to the Plan during 2008 and 2007, respectively.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2008 and 2007

(e)           Investment Options

Participants may change their investment options daily.  Participants may elect to allocate up to 25% of their contributions in Foot Locker, Inc. stock.  Effective February 2007, each participant may direct his or her contributions to the following funds in 1% increments:

Russell Investment Contract Fund – The fund seeks to diversify across many companies and investment contracts to help protect the principal and reduce market risk. The contracts held within this fund are issued by major insurance companies and banks. The fund’s rate of return fluctuates with the market condition.

Custom Funds FL Fixed Income I Portfolio – Participant’s assets are invested in a variety of bonds representing a diversity of sectors and maturities. This fund has less risk and lower returns than stocks but the advisors seek higher returns than a money market fund or a shorter maturity bond fund. The fund maintains an intermediate-term portfolio maturity.

Custom Funds FL Global Balanced Portfolio – Participant’s assets are invested in a premixed portfolio strategically invested in U.S. stocks, non-U.S. stocks, U.S bonds and real estate. The fund employs a globally moderate balanced strategy by investing in stocks and short and intermediate term bonds. The fund seeks to generate a high rate of return.

Custom Funds FL Large Cap Structured Equity Portfolio – Participant’s assets are invested within a portfolio of large U.S. companies but is diversified strategically with companies that perform differently in various economic situations. The fund seeks to achieve high, long-term rates of return.

Custom Funds FL Russell 1000 Portfolio – This fund aligns its stock selection with the Russell 1000 Index. The stocks in this index are highly diversified across the full range of industries and sectors of the large cap U.S. stock market. This fund seeks to match the index performance and seeks to provide a highly predictable return.

Russell Equity I Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented because no single investment style dominates the market place. This fund invests in companies ranked among the largest 1,000 companies in the United States stock market. This fund seeks higher, long-term rates of return.

Russell Equity II Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented because no single investment style dominates the market place. This fund invests in smaller companies ranked among in the United States stock market. This fund seeks higher, long-term rates of return.

Custom Funds All International Markets Portfolio – This fund invests in companies from around the world excluding the United States. The market cycles of the world do not necessarily mirror the United States and are influenced by different economic factors. This fund is sensitive to possible risks not found in the United States investments such as foreign currency fluctuations or political unrest. These types of investments can have higher returns over the long term but are also fairly volatile in the short term.

Foot Locker Stock Fund – Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)           Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Participant loans totaling $2,555,669 and $2,381,440 were outstanding at December 31, 2008 and December 31, 2007, respectively, bearing interest rates ranging from 3.25% to 8.25% in 2008 and 4.00% to 8.50% in 2007.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2008 and 2007

(g)	Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund and vested Company matching contributions distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan Document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures and investment management fees. To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(i)	Forfeitures

Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $22,930 and $39,962 in 2008 and 2007, respectively. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $269,721 and $317,641, respectively. The Plan has accrued for administrative expenses as of December 31, 2008 in the amount of $75,786 which will be paid from the forfeitures account in 2009.

(2)	Summary of Accounting Principles

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued by the issuer based on quoted market prices of the underlying securities.  Foot Locker shares are valued at the quoted market price. Participant loans are valued at their outstanding cost balances, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements Not Previously Discussed Herein

The Plan adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty Income Taxes – An Interpretation of FASB Statement No. 109,” on January 1, 2007.  FIN 48 provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements.  FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority.  The adoption of FIN 48 did not have any effect on the Plan’s financial statements.  The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine the plan activity for up to three prior years.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2008 and 2007

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

On January 22, 2009, the Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated January 31, 2007.  In October 2007, the Internal Revenue Service notified the Company that it planned to examine the Plan through December 31, 2006. The examination is currently in process. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. During 2008 and 2009 certain operational errors were identified that either have been corrected or are being researched and will be corrected as necessary. These items, both individually and in the aggregate, are not significant to the Plan’s net assets and financial condition as of and for the years ended December 31, 2008 and 2007.

(5)	Risks and Uncertainties

The Plan offers a number of investment options including the participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

(6)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2008 and 2007:
	2008	2007
Russell Investment Contract Fund – 525,672 units and 435,264 units, respectively	$8,092,189	$6,447,559

Custom Funds FL Global Balanced Portfolio – 2,634,937 units and 2,295,020 units, respectively	$19,656,631	$24,441,962

Custom Funds FL Large Cap Structured Equity Portfolio – 743,643 units and 727,045 units, respectively	$4,632,896	$7,263,179

Custom Funds FL Russell 1000 Portfolio – 1,085,343 units and 1,085,225 units, respectively	$6,946,191	$11,188,673

Russell Equity I Fund – 642,925 units and 650,735 units, respectively	$5,124,110	$8,876,023

Russell Equity II Fund – 269,919 units and 249,139 units, respectively	$2,882,732	$4,504,434

Custom Funds FL All International Markets Portfolio – 983,328 units and 1,071,030 units, respectively	$6,017,970	$12,209,740

Foot Locker Stock Fund – 714,356 units and 598,068 units, respectively	$5,626,404	$8,396,746

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(30,133,281) in 2008 and by $411,398 in 2007, as follows:

	2008	2007
Commingled funds	$(25,748,625)	$5,398,242
Common stock	(4,384,656)	(4,986,844)
	$(30,133,281)	$411,398

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2008 and 2007

(7)	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, “Fair value Measurements” (“SFAS No. 157”).  SFAS No. 157 provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements.  Under SFAS No. 157, fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.  SFAS No. 157 also specifies a fair value hierarchy based upon observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with SFAS No. 157, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following table provides a summary by level of the Plan’s financial assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
Commingled Funds	$–	$56,095,602	$–
Foot Locker Stock Fund	5,626,404	─	─
Participant loans	─	─	2,555,669
Total Investments	$5,626,404	$56,095,602	$2,555,669

The following table is a reconciliation of the Plan’s financial assets classified as Level 3 for the year ended December 31, 2008:

Balance at January 1, 2008	$2,381,440
Loan issuances and repayments	174,229
Balance at December 31, 2008	$2,555,669

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which are managed by Russell Investment Group, who has been designated as the investment manager effective February 1, 2007. In January 2007, Oppenheimer Funds was the investment manager for the plan. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. The Cash Management Trust primarily consists of a cash account that is used to facilitate the Trustee in purchasing shares of the Company’s common stock. These transactions qualify as party-in-interest transactions.

FOOT LOCKER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
 as of December 31, 2008

(a)	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
	Lessor, or Similar Party	collateral, par, or maturity value		Cost**	Current value
		Commingled Funds:
*	Russell Investment Group	Russell Investment Contract Fund	525,672 units	—	$8,092,189
*	Russell Investment Group	Custom Funds FL Fixed Income I Portfolio	263,764 units	—	2,635,001
*	Russell Investment Group	Custom Funds FL Global Balanced Portfolio	2,634,937 units	—	19,656,631
*	Russell Investment Group	Custom Funds FL Large Cap Structured Equity Portfolio	743,643 units	—	4,632,896
*	Russell Investment Group	Custom Funds FL Russell 1000 Portfolio	1,085,343 units	—	6,946,191
*	Russell Investment Group	Russell Equity I Fund	642,925 units	—	5,124,110
*	Russell Investment Group	Russell Equity II Fund	269,919 units	—	2,882,732
*	Russell Investment Group	Custom Funds All International Markets Portfolio	983,328 units	—	6,017,970
		Stock Fund:
*	Foot Locker, Inc	Foot Locker Stock Fund	714,356 units	—	5,626,404

*	MG Trust	Cash Management Trust	7,657 units	—	107,882
		Loans:
*	Loans	Participant loans	966 loans were outstanding
			at December 31, 2008,
			bearing interest at rates
			Ranging from 3.25% -
			8.25%, maturing through
			2023	—	2,555,669
					$64,277,675

*	Party-in-interest as defined by ERISA
**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Foot Locker 401(k) Plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.
FOOT LOCKER 401(k) PLAN

By:	/s/ Robert W. McHugh
Foot Locker, Inc.
Robert W. McHugh
Chief Financial Officer

Date: June 22, 2009

FOOT LOCKER 401(k) PLAN

INDEX OF EXHIBITS
Exhibit No. in Item
601 of Regulation S-K	Description
23	Consent of Independent Registered Public Accounting Firm